

bonnie crotzer (She/Her) · 3rd

VP + Co-Founder at Ghost Flower Inc.
New York, New York, United States · Contact info
46 connections

🔒 Message | More

 Ghost Flower Inc.

University of California, Irvine
Claire Trevor School of the...

Experience



Co-Founder
Ghost Flower Inc. · Full-time
Aug 2016 – Present · 5 yrs
New York, New York

Activewear inspired by Chinese Medicine. We are a MOVEMENT, we are Chinese Medicine made for YOU.

Teacher
Sky Ting Yoga
2018 – Present · 3 yrs
New York, New York, United States

Resistance Stretch trainer
Resistance Stretching · Full-time
Jun 2012 – Present · 9 yrs 2 mos

Resistance Stretching manipulates the connective tissue, decreases scar tissue, and increases the elasticity in the fascia.



Teacher
Yoga Soup Santa Barbara
2007 – 2019 · 12 yrs



State Street Ballet
7 yrs 5 mos

Professional Ballet Dancer
Full-time
Aug 2008 – Dec 2015 · 7 yrs 5 mos
Santa Barbara, California

Classical and contemporary ballet, modern and jazz, performer, creator, choreographer

Professional Ballet Dancer
Full-time
Aug 2008 – Dec 2015 · 7 yrs 5 mos
Santa Barbara, California

Classical and contemporary ballet, modern and jazz, performer, creator, choreographer

Show 1 more role ⌄

Education



University of California, Irvine Claire Trevor School of the Arts
Bachelor of Arts - BA, Dance, Italian, Cum Lade

Interests

 **Nordstrom**
445,675 followers

 **Sky Ting Yoga**
17 followers

 **Ghost Flower Inc.**
78 followers